November 6, 2007

Ethan Horowitz, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Network Capital, Inc.

Form 8-K

Filed October 30, 2007

File No. 000-32155

Dear Mr. Horowitz:

This letter responds to your letter to Joseph Meuse of October 31, 2007, with respect to the captioned Preliminary Information Statement on Form 8-K.  The following responses are numbered to conform to the numbering contained in your letter.

1.

The audit reports of S.W. Hatfield, on the financial statements of the Company and Subsidiary as of and for the past two years ended March 31, 2006 and 2005 did not contain an adverse opinion or  disclaimer of opinion, and were not modified as to uncertainty, audit scope or accounting principles. (as defined in Regulation S-B Item 304(a)(1)(ii)

2.

The appointment of P S Stephenson & Co., P.C., and  the dismissal of S.W. Hatfield, was recommended and approved by the board of directors in accordance with Item 304(a)(1)(iii) of Regulation S-B.

3.

The Company has provided S.W. Hatfield, with a copy of the disclosures it is making in response to this Item 4.01 prior to the day that this Current Report on Form 8-K/A is being filed with the SEC. The Company requested that S.W. Hatfield furnish a letter addressed to the SEC stating whether it agrees with the statements made by the Company in response to this Item 4.01 and, if not, stating the respects in which it does not agree. A letter form S.W. Hatfield, is attached as Exhibit 16.1 to this Form 8-K and incorporated herein by reference.

Network Capital, Inc. (the company) anticipates filing the amended 8-K on November 4, 2007.

The Company hereby acknowledges that:

•

it is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Joseph Meuse

President